

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
WTC Free Zone
Dr. Luis Bonavita 1294, Of. 1733, Tower II
Montevideo, Uruguay 11300

      Re: MercadoLibre, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-33647

Dear Mr. Arnt:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services